[Mediware Letterhead]

June 7, 2010

United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Mark P. Shuman and Stephani Bouvet

Re:	Mediware Information Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 9, 2010
Form 10-K/A for Fiscal Year Ended June 30, 2009 Filed November 3, 2010
Forms 10-Q for Fiscal Quarters Ended September 30, 2009, December 31, 2009, and March 31, 2010
File No. 001-10768

Ladies and Gentlemen:

Mediware Information Systems, Inc. (“Mediware” or the “Company”) is hereby responding to your letter dated May 11, 2010.  Thank you for your comments relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter immediately followed by the response of Mediware with respect thereto.

Form 10-K for Fiscal Year Ended June 30, 2009

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Comparison Graph, page 22

1.
In your future filings, to the extent that a performance graph is included in your filing, please include plotted points for the price performance of your common stock, which will enable an investor to evaluate the stock price performance in a concise manner. Refer to Instruction 2(b) to Item 201 of Regulation S-K.

In future filings, if a performance graph is included, Mediware will include plotted points or otherwise satisfy the referenced instruction.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

General

2.
As a term of the acquisition of SciHealth you have agreed to pay up to approximately $6.5 million in contingent consideration if agreed-upon but undisclosed revenue and any other contractual milestones are achieved by June 2010. Please tell us in your response letter the specific circumstances in which this payment obligation must be made. Tell us specifically how you evaluated and determined at the end of the fiscal year 2009 that the achievement of these events was remote. Discuss the standard applied in making such determination and explain why your predictions about the likelihood the payment conditions will be satisfied govern whether disclosure of the conditions to the contingent payment obligation is required.

The SciHealth acquisition agreement includes an incremental revenue payment clause.  The clause entitles the sellers to additional purchase consideration (an earn-out), payable in cash, if the acquired business achieves one of five revenue thresholds.  The earn-out measurement period ends on the first anniversary of the acquisition’s closing date.  The incremental revenue thresholds and associated earn-out payments are as follows:

	Revenue Thresholds		Contigent
	Equal to or Above	Equal to or Below	Consideration
i.	$2,400,000	$2,900,000	$750,000
ii.	$2,900,001	$3,400,000	$1,500,000
iii.	$3,400,001	$3,900,000	$2,250,000
iv.	$3,900,001	$6,400,000	$3,000,000
v.	$6,400,001		$6,000,000

When negotiating the earn-out thresholds, Mediware reviewed both SciHealth’s sales pipeline and its historical revenue performance.  Mediware also interviewed SciHealth leadership.  Based on this work, we did not believe it was likely that any of the revenue thresholds would be achieved.  For context, the sales pipeline was bifurcated between ordinary course activity and one large prospect.  At the time of the agreement, the ordinary course activity in the sales pipeline did not include enough potential transactions to support the revenue thresholds in the agreement, and both the sellers and Mediware acknowledged the remote nature of signing a contract with the large prospect within the measurement period.  However, the earn-out provision was agreed upon for commercial balance because the one large prospect was meaningful enough to position the sellers for an earn-out provided.

In addition to the incremental revenue payment clause, the SciHealth acquisition agreement included holdback provisions totaling nearly $0.5 million related to the assignment of certain customer contracts to Mediware and for specified amounts due from SciHealth’s customers as of the acquisition’s closing date.

The SciHealth acquisition closed June 19, 2009.  Accordingly, the acquisition was accounted for under FASB Statement No.141, Business Combinations (now ASC 805) as originally issued.  The more recent FASB Statement No.141R applies to Mediware for business combinations for which the acquisition date is on or after July 1, 2009.

We were unable to conclude beyond a reasonable doubt that the level of contingent consideration due the sellers was above zero at either the acquisition closing date (June 19, 2009) or at the conclusion of fiscal 2009 (June 30, 2009).  Accordingly, as directed by FASB Statement No.141 paragraphs 26 and 28, the earn-out and holdbacks were disclosed within the footnotes to the financial statements but not recorded as a liability.  SciHealth’s performance through March 2010 has suggested and continues to suggest the sellers are unlikely to receive an incremental revenue earn-out payment.  Management intends to conclude its accounting for the SciHealth earn-out during June 2010, the expiry of the earn-out measurement period, in accordance with paragraph 28 of FASB No. 141.  Four hundred thousand dollars related to the contract assignment holdbacks were recorded when the outcome of the contingency was determinable beyond a reasonable doubt in accordance with paragraph 26 of FASB No. 141.

The foregoing principles governed Mediware’s disclosure in the notes to its financial statements.  Similarly, the low probability of paying the earn-out guided Mediware as we considered disclosure of the SciHealth acquisition within Item 7. Management’s Discussion and Analysis for Financial Condition and Results of Operation.  We determined the contingency to be immaterial and, therefore, did not include additional disclosure beyond the disclosure made within the notes to the financial statements.

3.
Your disclosure appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. In your future filings, consider expanding your disclosure to discuss, for example, the impact of your recent acquisitions on your financial condition and results of operations, any integration issues you may have faced, and how these acquisitions have complemented your product offerings. Please ensure that your Overview section discusses any substantial changes in your business operations, as we note from your amended 10-K filed November 3, 2009 that your compensation practices were designed "in light of the substantial changes that [you] faced over the last several years." Refer to Section III.A of SEC Release No. 33-8350.

In future filings, we will expand our introductory section to enhance our disclosure of any substantial changes in our business operations.  We wish to note that the quarterly reports on Form 10-Q filed since the referenced Annual Report on Form 10-K contain substantially longer introductory sections.  These introductory sections include discussions of issues related to the Company’s primary products and lines of business, the markets in which the Company competes, prospective business plans and the impact of recent acquisitions.  Some of these include:

•	the impact on the Company’s industry of healthcare reform initiatives such as the American Recovery and Reinvestment Act and the Patient Protection and Affordable Care Act;

•	the introduction of new products;

•	the integration of acquired products with existing products;

•	the relative growth of acquired products and existing products;

•	Mediware’s new annually renewing program of maintenance and software upgrade and related services;

•	Mediware’s increasing use of subscription-based software sales in lieu of perpetual licenses; and

•	New business units, Blood Center Technologies and Alternate Care Solutions, resulting from the Company’s integration of certain acquired businesses.

We anticipate that the introductory section of Mediware’s next Annual Report on Form 10-K will be similar to the discussions of its more recent Forms 10-Q.  With these additions and the guidance provided by the Staff, we believe the introductory section would be in line with the guidance set forth in Section III.A of SEC Release No. 33-8350 in accordance with the Staff’s comment.

Results of Operations

Fiscal Year Ended June 30, 2009, Compared to Fiscal Year Ended June 30, 2008, page 27

4.
Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 27 addressing the increase in total revenue for fiscal 2009. Please note that, prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. To the extent possible, please quantify the sources of material changes and offsetting factors.

In future filings, we will enhance our disclosures to quantify sources of material changes, as appropriate, to enhance the ability of the reader to understand the material sources of the change.  In prior filings, we believe our discussions of the results of operations within Management’s Discussion and Analysis are within the requirements and the spirit of the guidelines provided in SEC Release No. 33-8350. This guidance directs reporting companies to emphasize material information and de-emphasize immaterial information within MD&A. Mediware utilized in prior filings both quantitative and qualitative disclosures when discussing its results of operations.  We believe that the most effective communication with readers utilizes descriptive terms such as “primarily” in some cases, and quantified disclosures only in cases where quantification of the extent of contribution of each factor is necessary to an understanding of a material change.

For example, the paragraph addressing the increase in total revenue for fiscal 2009 contains both qualitative as well as quantitative discussions of the reasons for the increase.  Our discussion begins by noting that the increase was primarily “due to additional service revenue from the implementation of medication management software.” However, it subsequently quantifies the amount of the increase attributable to increases in revenues from blood management products and services, medication management products and services and Mediware’s United Kingdom business.  Subsequent paragraphs quantify changes in the service revenue and in the sales revenue for each type of product and service.

We believe that this discussion is consistent with the “layered” approach called for by the Commission in SEC Release 33-8350.  However, in light of the Staff’s comment, we will redouble our efforts to quantify in future filings sources of material changes where quantification would meaningfully increase the value of our disclosures for readers.

Form 10-K/A for Fiscal Year Ended June 30, 2009

Part III

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Elements

5.
You state that your aggregate compensation packages are competitive with employers with whom you compete. Specifically, you state that base salaries may be adjusted based on market factors and the competitive marketplace and that your target levels for cash bonuses are believed to be competitive with the market. Yet, you do not indicate how your compensation practices compared to employers with whom you compete, how you used the market compensation information, or identify the companies whose compensation practices you consulted. In your response letter and with a view towards disclosure, please identify the data used by your compensation committee, including survey components, component companies, and the elements of compensation.

As noted in Mediware’s Compensation Discussion and Analysis, the Compensation Committee does not benchmark nor has it identified a specific peer group by which to gauge the appropriateness of the Company’s executive compensation programs or the appropriateness of the levels of base compensation paid to senior management.  Rather, the Committee relies upon the background of its members in setting compensation.  Each member of the Compensation Committee has served on the Board for years and has developed an understanding of the market in which Mediware competes and compensation levels due to their on-going work as a member of the Committee.  In addition, each member has unique knowledge about the marketplace based on individual business experiences, including service as officers and directors of other companies.  The members have also informed themselves by reviewing publicly available sources of compensation information and discussing their findings with the Committee, but this effort is individualized and no consensus has been developed by the Committee as to the information sources most relevant to the compensation of the Company’s executives.  The Committee also believes that negotiating compensation packages with new and current executives helps identify and determine appropriate value for qualified executives.

6.
It appears from your disclosure that individual performance was also considered in setting compensation levels; however, you have not included a discussion of how individual performance affected compensation for each of the named executive officers in setting base salary or long-term equity incentive compensation. Please expand your disclosure and describe the elements of individual performance that were taken into consideration in establishing, for example, base salary and cash bonuses, and any other elements of compensation for which individual performance was a factor. In this regard, we note that 20% of your cash bonus is based on personal performance criteria and that for the fiscal year ended 2009, Messrs. Damgaard and Williams did not achieve all of their personal bonus requirements.

Individual performance is considered in determining bonus compensation.  As described, the Company’s bonus payments are based 70% on Company performance targets; 20% on personal performance; and 10% on customer satisfaction targets.  Each executive’s performance targets include multiple unique business goals that may remain static or may be adjusted during the course of the year. The goals for fiscal 2009 focused on broad business objectives.  Each executive’s personal goals included a number of the following general areas of focus: accelerating the Company’s growth, cost management, employee satisfaction or retention, customer satisfaction and regulatory compliance.  These goals, along with any specific, required activities associated with the goals, were not formulaic and the measurement of progress or achievement of these objectives was often subjective and required the Compensation Committee and the chief executive to make judgments about personal performance and facts and circumstances relating to the particular goals.

Mediware does not believe that disclosure of individual performance measures is material because of the subjectivity described above and because no single personal performance measure is a meaningful component of any officer’s compensation (in some cases less than 1%).  In fact, the entire personal achievement bonus opportunity constituted an immaterial portion of the compensation package of each of the named executive officers.  Expressed as a percentage of compensation paid, the opportunity ranged from a high of 5.3% of total compensation in the case of Mr. Weber to less than 4% of total compensation in the case of Mr. Mann.

7.
With respect to base salaries paid to your executive officers, please ensure that you address on an individualized basis how the compensation committee determined the specific amounts paid to each named executive officer, including how the determination to increase base salaries for all of the named executive officers in the amounts reflected in the summary compensation table was made.

While the summary compensation table reflects differences in the base salary paid to the named executive officers in fiscal 2009 and 2008, the differences for only two of these officers is attributable to an increased base salary.  As noted in Mediware’s Compensation Discussion and Analysis, Mr. Williams received a base salary increase to bring his salary more closely aligned with the other named executive officers.  The salaries for Messrs. Damgaard and Weber reflect de minimus decreases due to payroll processing timing differences.  The difference in Mr. Mann’s salary between fiscal 2009 and 2008 is attributable to the fact that he was employed by Mediware for only a portion of fiscal 2008.  The start of Mr. Mann’s employment with Mediware is disclosed elsewhere in the Form 10-K/A and the transitional nature of certain of his compensation is discussed in the Compensation Discussion and Analysis section.  Mr. Mann’s mid-fiscal year appointment was also discussed in the Compensation Discussion and Analysis contained in the proxy statement for the annual meeting following fiscal 2008. Mr. Blay’s year over year salary increased approximately 2.1% in local currency.  The difference in Mr. Blay’s salary in the summary compensation table looks more significant because of the inclusion of his commission compensation as a part of salary in error (the commission compensation was also properly included as part of incentive compensation) as well as the differences in the US dollar-British pound exchange rate described in the footnotes to the summary compensation table.

Cash Bonus Compensation

8.
We note that the compensation committee has authorized Mr. Mann to award cash bonuses in his discretion as "spot bonuses" that provide prompt recognition of achievements that are deemed to merit special attention. Please ensure that you address the special circumstances that led to the grants of spot bonuses to your named executive officers during the fiscal year. As an example, we note that Mr. Weber was awarded $5,000 as a spot bonus for achievements during the year.

Item 402(b) of Regulation S-K calls for a discussion of all material elements of a registrant's compensation of its named executive officers.  Mediware does not believe that the $5,000 spot bonus paid to Mr. Weber for work associated with the Company’s acquisitions during fiscal 2009 was a material part of his compensation for the year, which totaled $395,815.  Additionally, Mediware does not believe that spot bonuses were a material portion of compensation actually paid in the aggregate to named executive officers during the year because only Mr. Weber received such a bonus in fiscal 2009.  However, Mediware shall disclose in future filings special circumstances leading to the grant of spot bonuses that are material.

Long-Term Equity Incentive Compensation

9.
It appears that you have omitted the performance metrics upon which long-term equity incentive compensation is based. Given your statements that the performance goals of the awards for fiscal 2009 were not achieved and the restricted shares were forfeited without vesting, the performance metrics appear to be material to your compensation of the named executive officers and should be discussed. Please revise accordingly as it is unclear whether the performance metrics discussed in your Cash Bonus Compensation section were applicable in awarding long-term equity compensation.

In the “Cash Bonus Compensation” section of our Compensation Discussion and Analysis, the Company disclosed that 70% of the targeted cash bonus for the named executives was based on the achievement of Company performance targets.  For fiscal 2009, the performance targets were anearnings per share target of $.20 per share, a free cash flow (excluding acquisitions) target of $3.4 million and a total revenue target of $43.3 million.  In the “Long-Term Equity Incentive Compensation” section of the Compensation Discussion and Analysis (which immediately followed the “Cash Bonus Compensation” section), we stated that the specified performance metrics relating to the earnings per share, free cash flow (excluding acquisitions) and total revenue targets were previously identified.  This reference was intended to indicate that these targets were the same as those metrics utilized for the cash bonus opportunity in fiscal 2009.  In future filings if Mediware again utilizes the same targets for its cash bonus and long-term equity incentive compensation, we will more clearly indicate that these targets are the same.

10.
Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts for each named executive officer. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2009.

In fiscal 2008 after the hiring of Mr. Mann as the chief executive officer, the Compensation Committee designed an incentive compensation program that provided long-term equity grants to the named executive officers (other than Mr. Blay) for a period of three years.  The Compensation Committee did not grant any new equity awards to the Company’s named executives officers in fiscal 2009.  In connection with the development of that plan, the Compensation Committee made determinations about the specific amounts of equity awards granted to the Company’s named executives.   The Compensation Committee focused primarily on the following factors when considering the actual award amount for each named executive officer:  (i) the aggregate expense of the awards to the Company; (ii) the amount of equity previously granted to the named executive officer; (iii) the recent performance of the named executive; (iv) the unique value of the executive to the Company; and (v) each Compensation Committee member’s  informed understanding and opinions regarding the market compensation for the executive’s position.  These factors were not applied formulaically, and the award amounts reflect the subjective determinations of the Committee members rather than values for each factor agreed by the Committee.

The Company’s Compensation Committee recently completed a review of its long-term equity incentives because the three-year plan put in place in fiscal 2008 was expiring and made additional grants with three-year terms.  In future filings, Mediware will include a discussion of the factors, which are comparable to the factors described above, considered by the Compensation Committee when making fiscal 2010 equity incentive awards.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

11.
Please identify the natural person(s) who exercise the sole or shared voting and dispositive powers over the shares held of record by Bares Capital Management. Refer to Item 403(a) of Regulation S-K and Securities Exchange Act Rule 13d-3(d)(1).

Pursuant to Instruction 3 of Item 403 of Regulation S-K, we have relied on the most recent filings with the Commission under section 13(d) and 13(g) of the Exchange Act made by Bares Capital Management. Such filings do not disclose any natural person or persons who exercise the sole or shared voting or dispositive power with respect to the shares reported in such filings to be beneficially owned by such entities. The Company has no independent knowledge of any natural person or persons who may exercise the sole or shared voting or dispositive power with respect to any shares beneficially owned by such entities.  Accordingly, the Company does not have the information to identify the person(s) requested.

Exhibits 31.1 and 31.2

12.
The certifications filed with your amended 10-K and signed by your chief executive officer and chief financial officer do not conform to the requirements set forth in Item 601(b)(31) of Regulation S-K. Please revise the certifications so that the language conforms to the requirements set forth in Item 601(b)(31). Refer to Exchange Act Rule 12b-15.

The Company relied upon Commission guidance provided by question 161.01 of the Compliance and Disclosure Interpretations of the Division of Corporation Finance for the Exchange Act Rules when determining the appropriate certifications for our amended 10-K.  The Form 10-K/A contains no financial statements or other financial information nor disclosure pursuant to Item 307 or 308 of Regulation S-K.  Accordingly, based on our understanding of the guidance, the Company believes the certifications were submitted in proper form.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Part I

Item 4. Controls and Procedures, page 36

13.
We note your statement that no material changes in your internal control over financial reporting occurred during the nine months ended March 31, 2010 that materially affected your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires disclosure of any change in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please tell us whether there were any changes in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect your internal control over financial reporting and provide us with a representation that you will provide conforming disclosure in future filings. This comment also applies to your Forms 10-Q for Fiscal Quarters Ended September 30, 2009 and December 31, 2009.

Mediware confirms that there were no changes to its internal control over financial reporting that occurred during the referenced periods that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company will utilize conforming disclosure in future filings.

We wish to note that Mediware is presently a smaller reporting company.   Therefore, notwithstanding our responses to questions 5 through 10, Mediware  may elect not to include a Compensation Discussion & Analysis , including as it relates to the responses herein, or a performance graph in future filings if Mediware remains a smaller reporting company at such time.

In connection with this response, Mediware acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the staff’s letter.  Please do not hesitate to contact me if you have any questions regarding this response.

Very truly yours,

/s/ T. Kelly Mann

T. Kelly Mann
Chief Executive Officer

Cc:	Robert C. Weber, Senior Vice President and Chief Legal Officer
Michael Martens, Chief Financial Officer
Robert Sanville, Compensation and Audit Committee Chairman
Roger Clark, Compensation and Audit Committee Member
Phillip Coelho, Compensation Committee Chairman
John Gorman, Audit Committee Member
Richard Greco, Former Compensation Committee Member